UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

08 December, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Statement on EBA Announcement - 8 December 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 08, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 08, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC

Statement on EBA Announcement

Barclays reported a Core Tier 1 ('CT1') ratio of 11.0% as at 30 September 2011 in its Interim Management Statement on 31 October 2011.

Under the EBA's capital definitions, Barclays CT1 ratio which includes the impact of the Capital Requirements Directive ('CRD') 3 is 9.8% as at 30 September 2011. This exceeds the EBA's target CT1 ratio of 9% used in this exercise.

Barclays GBP results in the EBA template can be found at www.barclays.com/investorrelations and include:
(1) CT1 as per EBA's definitions, including the CRD3 rules effective 31 December 2011;
(2) European sovereign exposures - central, regional and local government in the European Economic Area ('EEA') - as at 30 September 2011;
(3) Breakdown of RWAs including CRD 3; and
(4) Gross Sovereign Credit Default Swap (CDS) positions as at 30 September 2011.

To supplement the CDS disclosure, Barclays is also providing an additional column showing the largest net protection amount outstanding by each sovereign for EEA banks which demonstrates the limited net CDS exposures.

Outcome of the EBA capital ratio test as at 30 September 2011

Basel-defined CT1 ratio	11.0%

EBA-defined CT1 ratio	9.8%

Notes:

• The methodology underlying the capital exercise was outlined by the EBA prior to its announcement to ensure consistency across all banks in the EU banking system involved in the exercise.

- ENDS-

For enquiries, please contact:

Investor Relations                                                                                         Media Relations
Charlie Rozes                                                                                                Giles Croot
+44 (0) 20 7116 5752                                                                                   +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 146,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

About EBA

Barclays notes the announcements made today by the European Banking Authority and competent National Supervisor regarding the capital exercise, which demonstrate the following result for Barclays.

The capital exercise proposed by the EBA and agreed by the Council on 26 October 2011 requires banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it requires them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. The amount of any final capital shortfall identified is based on September 2011 figures. The amount of the sovereign capital buffer will not be revised.

71 banks across Europe, including Barclays, were subject to the capital exercise whose objective is to create an exceptional and temporary capital buffer to address current market concerns over sovereign risk and other residual credit risk related to the current difficult market environment. This buffer would explicitly not be designed to cover losses in sovereigns but to provide a reassurance to markets about banks' ability to withstand a range of shocks and still maintain adequate capital.

Following completion of the capital exercise conducted by the European Banking Authority, in close cooperation with the competent national authority, the exercise has determined that:

Barclays meets the 9% Core Tier 1 ratio after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and prudent valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios, reflecting current market prices.